William Penn Bancorp, Inc.
8150 Route 13
Levittown, PA 19057

April 1, 2011

Mr. Michael Seaman
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           William Penn Bancorp, Inc.
Annual Report on Form 10-K for the fiscal year ended June 30, 2010
Quarterly Report on Form 10-Q for the quarters ended September 30, 2010 and December 31, 2010
Filed September 28, 2010, November 15, 2010 and February 22, 2011
File No. 000-53172

Dear Mr. Seaman,

The following information is being provided in response to your letter dated March 18, 2011.  For your convenience, each comment is reproduced below followed by our response.

Form 10-K for the fiscal year ended June 30, 2010

Item 1. Business

Regulation, page 22

1.	You may not qualify this section by reference to the applicable laws and regulations. In future filings please eliminate the qualification and indicate that all material information is discussed.

In future filings, the last two sentences in the first paragraph of the Regulation section will be deleted and replaced with the following: “Set forth below is a description of the material provisions of the federal banking laws that relate to the operation of William Penn Bank and William Penn Bancorp.”

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Stock Market Information, page 2 of 2010 Annual Report

2.
We note your disclosure that your ability to pay dividends to stockholders is, to some extent, dependent upon the dividends you receive from the Bank which is subject to “certain regulatory restrictions on the payment of dividends.”  In future filings please

Mr. Michael Seaman
Special Counsel
April 1, 2011

state in greater detail the regulatory restrictions that limit the Bank’s payment of dividends.

In future filings, the last sentence of “Stock Market Information” will be revised to read as follows: “The Company’s ability to pay dividends to stockholders is, to some extent, dependent upon the dividends it receives from the Bank which may not pay dividends in excess of calendar year earnings plus retained earnings for the prior two years without prior regulatory approval.”

Director Independence, page 7 of Definitive Proxy Statement on Schedule 14A

3.
Tell us the material terms and conditions of the transactions pursuant to which the company paid commissions to William B. Parry & Son, Ltd, of which Director Parry is president.  Also quantify the dollar amount of commissions paid by the company to William B. Parry & Son, Ltd. during the fiscal year ended June 30, 2010.  Also provide us with your analysis regarding whether disclosure is required pursuant to Item 404 of Regulation S-K.

Director Blake Parry is the President of William B. Parry & Son, Ltd, an insurance agency which acts as an agent to provide various insurance coverages for our Bank.  The policies are underwritten with several different insurance carriers.  Mr. Parry’s agency provided insurance coverage for our Institution for many years before he became a director of William Penn Bank, FSB, William Penn Bancorp, Inc., and William Penn MHC.  In connection with our payment of premiums to the insurance carriers, the William B. Parry & Son, Ltd agency receives commissions.  The amount of commissions paid to William B. Parry & Son, Ltd. for the fiscal year ended June 30, 2010 was $10,754.00.  This amount is significantly less than the $120,000 requirement for disclosure in Item 404 of Regulation S-K, and is not deemed material enough to impair Mr. Parry’s independence under the rules of the Nasdaq Stock Market.

Form 10-Q for the quarter ended December 31, 2010

Financial Statements, page 3

Note 7 - Loans Receivable, page 10

4.
On page 14, we note your $4,250,000 investment in impaired loans with specific reserves of $920,000.  We also note your disclosure on page 16 stating that you had $7,514,000 in impaired loans with specific reserves of $997,000.  Please reconcile the information included on pages 14 and 16.

The inconsistency of our reporting of impaired loans on pages 14 and 16 of Form 10-Q was an error.  The $4,250,000 reported on page 14 is the sum of $1,249,000 representing the balances of six loans collectively secured by ten residential properties and made to entities owned by the same persons. It also includes the $3,001,000 balance of the loan secured by land

Mr. Michael Seaman
Special Counsel
April 1, 2011

in Wildwood, NJ and subject to the comments in item 6 of your letter dated March 18, 2011.  The $920,000 of specific reserves shown on page 14 is attributable to the loans described above.

On page 16, the $7,514,000 of impaired loans includes those described in the prior paragraph as well as a $264,000 severely delinquent loan secured by commercial real estate and a $3,000,000 participating interest in a loan secured by three office buildings which has been current on its payments.  Management is including the $3,000,000 participation with our impaired loans because of concern about the vacancy in the newest of the three buildings. The additional $77,000 of specific reserves reported on page 16 are attributable to the loans reported as impaired on that page.

Following is a revised table as it should have been presented on page 14.

December 31, 2010

(Dollar amounts in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

2010

With no related allowance recorded:
1-4 Family	$-	$-	$-	$-
Residential construction	$-	$-	$-	$-
Multi-family	$-	$-	$-	$-
Commercial non-residential	$3,000	$3,000	$-	$3,000
Land	$-	$-	$-	$-

With an allowance recorded:
1-4 Family	$1,249	$1,249	$684	$1,217
Residential construction	$-	$-	$-	$-
Multi-family	$-	$-	$-	$-
Commercial non-residential	$264	$264	$13	$88
Land	$3,001	$3,001	$300	$3,001

Total:
1-4 Family	$1,249	$1,249	$684	$1,217
Residential construction	$-	$-	$-	$-
Multi-family	$-	$-	$-	$-
Commercial non-residential	$3,264	$3,264	$13	$3,088
Land	$3,001	$3,001	$300	$3,001

Mr. Michael Seaman
Special Counsel
April 1, 2011

Note 9 - Fair Value Measurements, page 15

5.
We note your disclosure stating that impaired loans use Level 2 inputs to determine their fair value.  Please note that due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the level 2 reporting for fair value.  Please tell us why you believe the fair value of impaired loans that are measured using current appraisals are not all considered to use Level 3 inputs.

William Penn Bank measures impairment on impaired loans generally based on the fair value of the loan’s collateral. For real estate secured loans, fair value is generally determined based upon independent third party appraisals of the properties, less an appropriate discount for reasonable selling expenses and possible price concessions to shorten our holding times, should the property be required to be repossessed. Appraisals are based on observable inputs for similar properties. Based on these facts and our interpretation of the guidance under ASC 820-10, management concludes that for real estate secured impaired loans, fair value is determined using level two inputs.

Management’s Discussion and Analysis, page 19

Non-Performing Loans, page 29

6.
We note your discussion of the $3.0 million land loan secured by a tract of land in Wildwood, New Jersey whose most recent appraisal dates back to 2004.  Please tell us why you believe using an appraisal over six years old was appropriate given the market conditions and declining sales values.  Please tell us the other compensating procedures or actions you took to determine the fair value of the collateral on the property and how this is considered and reflected in your financial statements.  Further, please confirm whether you use third-party appraisals to determine the fair value of the underlying collateral for all impaired loans which are collateral dependent.  If so, please tell us and revise future filings to address the following:

•	How and when you obtain external appraisals and how this impacts your amount and timing your quarterly and annual periodic loan provision(s) and charge-offs;
•
The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off.  In this regard, tell us if there have been any significant time lapses during this process; and

•
Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented.  If so, please tell us the amount of the difference

Mr. Michael Seaman
Special Counsel
April 1, 2011

If you do not use external appraisals to determine the fair value of the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

To further enhance our understanding of how you measure impairment under ASC 310-30, please provide us with a detail of your five largest impaired loans at December 31, 2010 and June 30, 2010 for which you determined that a specific allowance was not required.  Your response should include a discussion of the following:

•	when the loan was originated;
•	when the loan became impaired;
•	the underlying collateral supporting the loan;
•	the amount of any charge-offs recognized for the loan, as applicable;
•	the date and amount of the last appraisal obtained for the underlying collateral;
•	the estimated fair value of the underlying collateral at December 31, 2010;
•	if you applied a discount to the most recent appraised value, the discount applied and how it was determined; and
•	any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

The $3 million land loan discussed on page 29 of Form 10-Q for the quarter ended December 31, 2010 was originated on September 29, 2003 to an investment group borrower.  We  subsequently had the property reappraised as of September 30, 2004 showing an “as is” value of $3,650,000.  The original borrower had serious financial difficulties and failed to complete the sale of the property which was anticipated at the inception of the loan.  Later, an additional investor became interested in acquiring an ownership interest in the property and began making monthly interest payments to the bank, which he has continued to do for many years now.  This additional investor spent a great deal of personal funds in resolving liens, making payments and acquiring property development approvals.  In 2008, this new investor solely acquired the property through foreclosure.  The amount of his judgment was $7.2 million.  He acquired the property subject to our first lien as well as three other liens totaling $1.2 million.  In April 2008, due to the efforts of the investor, the security property was exempted by the New Jersey Department of Environmental Protection from the Bay Island rule.  Such exemptions are rarely given,  and as a result, in management’s opinion, the value of the property was greatly enhanced.  Because this new investor  has paid us many hundreds of thousands of interest in keeping monthly interest payments current and because of the enormity of his investment in the property, we have concluded that the loan is not exclusively dependent on the original appraised value of the collateral and that the value of the property can reasonably be expected to be much greater than the balance of our loan.  We did not order a newer appraisal than the one dated September 30, 2004.

Mr. Michael Seaman
Special Counsel
April 1, 2011

We utilize third party appraisals to determine the fair value of collateral for all impaired loans that are collateral dependent.  We also obtain third party appraisals to determine the fair value of underlying collateral when necessary to make decisions about the workout or disposition of a loan or its security property.  We also will acquire such appraisals when, by virtue of our property inspections or receipt of other pertinent information about the property or its location, we have reason to believe that its value is substantially less than its most recent appraised value.  Otherwise, we rely on the original appraisal.  We are constantly monitoring the delinquency status of our loans.  Appraisals are ordered immediately when deemed necessary in accordance with the aforementioned criteria.  We are not aware of any significant lapses during this process.  We have never charged off an amount different from what was determined to be fair value nor have we intentionally delayed any such charge off.  We establish reserves as part of the specific component in our calculation of an adequate Allowance for Loan and Lease Losses.  That allowance is maintained on an ongoing basis by charging provision expense.  The foregoing matters will be addressed in future filings.

The following is presented in response to your request regarding impaired loans shown in our filings for which a specific allowance was not required.  For our December 31, 2010 10-Q filing, there is only one loan.  That same loan makes up the large majority of the balance that can be so categorized in our June 2010 filing.  The credit is a $3 million participating interest in a loan purchased in May 2007 from another financial institution.  The total amount of the original loan was a $7.7 million and was refinanced by the issuing financial institution on November 30, 2010 in the amount of $11.4 million.  After the refinancing, we maintained our $3.0 million participating interest in the loan.  The loan is secured by a 9-acre commercial site in Newtown, PA on which is constructed two office buildings with a total square footage of 38,500.  Part of the purpose of the loan back in 2007 was to construct a third 45,456 sq. ft. office building.  Due to the slow lease up of that third building, management deemed the loan as impaired.  The property was last appraised as of October 20, 2010. The appraiser showed two values, an “as is” value of $14,220,000 and a value “as completed and stabilized” of $15,000,000.   The new building is substantially leased up and the cash flows have kept the loan current.  The appraisal shows that the difference between the two values is due to the completion of the build out for the area that still needed to be leased.  Given the past circumstances we still include the loan as impaired pending a reasonable period of performance with the terms of the loan agreement but at this time do not see the necessity for a specific reserve.

*           *           *           *           *

Mr. Michael Seaman
Special Counsel
April 1, 2011

In response to your request, we acknowledge that the Company and Management are responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Terry L. Sager
Terry L. Sager
President

cc:           Babette Cooper
John Nolan
David Lin
    Division of Corporation Finance